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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-69288

SEC MAIL PROCESSING
Received

FEB 2 2 2018

WASH, D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ January 1, 2017 _____ AND ENDING _____ December 31, 2017 _____
                                                            Date   Date

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A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Antarctica Advisors, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1111 Brickell Ave.
(No. and Street)

Miami   Florida   33131
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman   561-771-0036
                                                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HLB Gravier, LLP
                          (Name - if individual, state last, first, middle name)

396 Alhambra Circle   Coral Gables   Florida   33134
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

---

FOR OFFICIAL USE ONLY

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*   Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public
    accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section
    240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

DM RMS

OATH OR AFFIRMATION

I, _____Ignacio Kleiman_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Antarctica Advisors, LLC_____ as of _____December 31, 2017_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

REBECCA MALKA
MY COMMISSION # FF 246118
EXPIRES: October 28, 2019
Bonded Thru Notary Public Underwriters

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.

☑ (b) Statement of Financial Condition.

☑ (c) Statement of Income (Loss).

☑ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

☑ (e) Statement of Cash Flows

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☑ (g) Computation of Net Capital.

☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☑ (j) Statement of Exemption from Rule 15c3-3.

☑ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☑ (l) An Oath or Affirmation.

☐ (m) SIPC Supplemental Report and Independent Accountant's Report

☑ (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance

☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Antarctica Advisors, LLC
Index
December 31, 2017

 **GRAVIER, LLP**

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Antarctica Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Antarctica Advisors, LLC as of December 31, 2017, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Antarctica Advisors, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Antarctica Advisors, LLC's management. Our responsibility is to express an opinion on Antarctica Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Antarctica Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Antarctica Advisors, LLC's financial statements. The supplemental information is the responsibility of Antarctica Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

396 Alhambra Circle, Suite 900, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305.446.6319
www.hlbgravier.com

HLB Gravier, LLP is a member of [HLB] International. A world-wide organization of accounting firms and business advisers.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

HLB Gravier, LLP

We have served as Antarctica Advisors, LLC's auditor since 2014.

Coral Gables, Florida

February 20, 2018

Antarctica Advisors, LLC
Statement of Financial Condition
December 31, 2017

ASSETS

CURRENT ASSETS

Cash	$	379,286
Prepaid expense		6,715
Other assets		23,892
TOTAL CURRENT ASSETS		409,893
Furniture and equipment, net		995
TOTAL ASSETS	**$**	**410,888**

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	17,550
TOTAL LIABILITIES		17,550

COMMITMENTS AND CONTINGENCIES (NOTE 3)

MEMBER'S EQUITY:

Member's equity		393,338
TOTAL MEMBER'S EQUITY		393,338
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**410,888**

The accompanying notes are an integral part of these financial statements.

Antarctica Advisors, LLC
Statement of Operations
For the Year Ended December 31, 2017

REVENUES:		
M&A advisory fees	$	1,098,000
Private placement fees		405,000
Interest income		328
NET REVENUES		1,503,328
EXPENSES:		
Compensation and related expenses		428,794
Occupancy		48,731
Professional fees		127,831
Communications		20,195
Regulatory fees		11,550
Travel		42,052
Dues and subscriptions		2,355
Depreciation expense		1,532
Other operating expenses		35,966
TOTAL EXPENSES		719,006
NET INCOME	$	784,322

The accompanying notes are an integral part of these financial statements.

Antarctica Advisors, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2017

	Member's Equity
Balance January 1, 2017	$ 610,627
Distributions	(1,001,611)
Net income	784,322
Balance December 31, 2017	$ 393,338

The accompanying notes are an integral part of these financial statements.

Antarctica Advisors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 784,322
Depreciation	1,532
Changes in operating assets and liabilities:	
Accounts receivable	90,000
Prepaid expenses	(1,436)
Other assets	(14,513)
Accounts payable and accrued expenses	(27,877)
Commissions payable	(287,000)
TOTAL ADJUSTMENTS	(239,294)
NET CASH PROVIDED BY OPERATING ACTIVITIES	545,028
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions	(1,001,611)
NET CASH USED IN FINANCING ACTIVITIES	(1,001,611)
NET DECREASE IN CASH	(456,583)
CASH AT BEGINNING OF YEAR	835,869
CASH AT END OF YEAR	$ 379,286
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash payments for interest	$ -
Cash paid (received) during the year for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

1.   NATURE OF BUSINESS

Antarctica Advisors, LLC. ("the Company") is a Florida limited liability company registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") approved on February 12, 2014. The Company is indirectly wholly-owned by certain members of its senior management. The Company's operations consist of Mergers and Acquisitions advisory activities to corporate clients specializing in the global food industry. In August 2017, Private Placement fees related to EB-5 was discontinued.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Statement of Cash Flows and Concentrations

For purposes of the statements of cash flows and cash equivalents, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.   The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2017 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Revenue Recognition

Advisory fees include fees earned from placement agent and advisory services. Fees received from advisory services are recorded as M&A Advisory Fees and placement agent fees for the discontinued EB-5 related business as Private Placement Fees. The Company recognizes advisory fees by engagement as monthly nonrefundable retainers and success fees when transactions are consummated. The Company recognizes placement agent fee revenue when capital is raised.

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Receivable from Customers

Receivables are carried at original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2017, there was no allowance for doubtful accounts.

Income Taxes

The Company is a limited liability company that has elected to be treated as a partnership for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its Member. Tax years that remain subject to a U.S. Federal Income Tax examination are 2015, 2016 and 2017. There is no interest or penalties recognized in the statement of operations.

Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure through February 20, 2018, which is the date the financial statements were available to be issued.

3.   COMMITMENTS AND CONTINGENCIES

Leases

On January 31, 2017, the Company entered into an eighteen month sublease agreement with Invoinet, Inc. for office space in Miami, Florida. The Company has a security deposit of $8,540 which is reflected within other assets in the accompanying statement of financial condition. For the year ended December 31, 2017, occupancy expenses amounted to $48,731. Future rent payments required under the sublease are approximately $34,000.

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. There are no ongoing or threatening matters as of December 31, 2017.

4.   NET CAPITAL REQUIREMENTS

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2017 the Company had net capital of $358,288 which was $353,288 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.05 to 1 as of December 31, 2017.

5.   RELATED PARTY TRANSACTIONS

On March 4, 2014, the Company engaged Leo Atlas Corp to provide administrative support services to the Company. In 2017 the Company paid in total $64,050 to Leo Atlas Corp. Leo Atlas Corp is wholly owned and operated by Ms. Kiley Larson, who is the spouse of one of the Company's Registered Representative, Mr. Birgir Brynjolfsson.

On July 30, 2015 the Company entered into an engagement letter to provide private placement services to Orlando Soccer Investors LLC ("OSI"), an entity that was under common ownership with the Company. OSI is indirectly owned by Mr. Gonzalo Lopez Jordan and Mr. Santiago Steed. Mr. Lopez Jordan and Mr. Steed indirectly own PFH (a former member of the Company). Pursuant to the engagement letter Antarctica used its commercially reasonable efforts to obtain commitments from investors and assisted OSI on issues such as structure, price and other terms or conditions of the private placement. In consideration for these services, OSI agreed to pay the Company a placement fee of 9% of the principal amount of the interests placed with investors. The placement fee was payable to the Company at the end of each month during which investors had invested in OSI. For the year ended December 31, 2017, Antarctica has placed nine (9) investors into OSI for which it earned fees of $405,000 and incurred related commissions expenses of $90,000. The engagement with OSI was terminated on August 30, 2017.

On June 30, 2016 the Company entered into an engagement letter to provide private placement services to Midtown Miami Investors LLC ("MMI"), an entity under common ownership with the Company. MMI is indirectly owned by Mr. Gonzalo Lopez Jordan and Mr. Santiago Steed. Mr. Lopez Jordan and Mr. Steed indirectly own PFH (a former member of the Company). Pursuant to the engagement letter Antarctica used its commercially reasonable efforts to obtain commitments from investors and will also assist MMI on issues such as structure, price and other terms or conditions of the private placement. In consideration for these services, MMI agreed to pay the Company a placement fee of 8% of the principal amount of the interests placed with investors. The placement fee was payable to the Company at the end of each month during which investors had invested in MMI. As of December 31, 2017, Antarctica has not placed any investors into MMI. The engagement with MMI was terminated on August 30, 2017.

6.   REVENUE AND RISK CONCENTRATION

The Company had three clients which provided 65% of the $1,503,328 revenue generated in 2017.

7.   COMPUTER AND EQUIPMENT

Computer and equipment at December 31, 2017 consisted of the following:

Computer and equipment	4,596
Less: Accumulated depreciation	(3,601)
	$ 995

Based on their estimated useful life, computer and equipment is calculated over 3 years.

Depreciation expense was $1,532 for the year ended December 31, 2017.

Supplemental Schedule

Antarctica Advisors, LLC
Schedule I- Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2017

CREDITS:		
Member's equity	$	393,338
DEBITS:		
Prepaid expenses		6,715
Other assets		24,887
TOTAL DEBITS		31,602
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		361,736
HAIRCUTS:		
Money market		3,410
Foreign currency		38
		3,448
NET CAPITAL		358,288
MINIMUM NET CAPITAL REQUIREMENT 6-2/3% OF AGGREGATE INDEBTEDNESS OF $17,550 OR $5,000, WHICHEVER IS GREATER		5,000
EXCESS NET CAPITAL	$	353,288
SCHEDULE OF AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses		17,550
TOTAL AGGREGATE INDEBTEDNESS	$	17,550
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.05 to 1

There are no material differences between the Company's computation of the net capital
presented above and the Company's unaudited Form X-17a-5, Part IIA as of December 31, 2017, as filed.



HLB GRAVIER, LLP

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Antarctica Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Antarctica Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Antarctica Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Antarctica Advisors, LLC stated that Antarctica Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Antarctica Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Antarctica Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HLB Gravier, LLP

HLB Gravier, LLP

Coral Gables, Florida

February 20, 2018

396 Alhambra Circle, Suite 900, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305.446.6319
www.hlbgravier.com

HLB Gravier, LLP is a member of HLB International. A world-wide organization of accounting firms and business advisers

Exemption Report

We as members of management of Antarctica Advisors, LLC (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(i)*). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(i)*) and (2) we met the identified exemption provisions from January 1, 2017 to December 31, 2017 without exception.

Antarctica Advisors, LLC

I, Ignacio Kleiman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Managing Partner

Date: February 20, 2018

Antarctica Advisors, LLC
Financial Statements
December 31, 2017